October 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Nicholas Lamparski

Re:	Perk International, Inc.
Registration Statement on Form 10
Filed July 23, 2020
File No .000-56184

Dear Mr. Lamparski

This response letter is being submitted in response to your letter dated on September 15, 2020 (the “Second Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission) addressed to Nelson Grist , President and Chief Executive Officer of Perk International, Inc. (the “Company”) This letter contains the Company’s responses to the Comment Letter. For your convenience, each letter is repeated below, followed by the Company’s responses.

Business Overview

General, page 1

1. We note your response to comment 1 that Perk's leadership team includes advisors and consultants. Please file as an exhibit any material agreements with these advisors and consultants. Refer to Item 601(b)(10) of Regulation S-K. In this regard, your disclosures that you will have access to a "highly seasoned and well-trained team of industry professionals” and that you have "hand-picked a team of industry professionals from experienced hemp farmers, bioengineers, extraction experts and other related industry professionals suggest that you will be highly dependent on these advisors and consultants. In addition, your updated disclosure does not describe the nature of the “specific criteria and standards” it refers to in the first paragraph of its “Business Overview” section. Please provide updated disclosure that clarifies as much.

Response: Removed the section regarding advisors and consultants, because we have had discussions with possible advisors and consultants. See amended Form 10.

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2. Your Amended Articles of Incorporation filed as an exhibit to this registration statement include in Article IX a reference to Barton Hollow Limited Liability Co. as custodian of your company. Please confirm, if true, that the custodianship has ended as your disclosure on page F-9 suggests. Please also revise to list this exhibit in your Exhibit Index. In this regard, we note that you have only included Exhibits 3.1 and 3.2 in your Exhibit Index, which appear to relate to earlier versions of your Amended and Restated Articles of Incorporation.

Response: Please see Exhibits

Risks Related to Our Business, page 3

3. We note your revised disclosure regarding the 2018 Farm Bill. In this regard, you disclose that the 2018 Farm Bill "[p]ermits hemp products – like CBD – to be introduced into interstate commerce," "[a]llows hemp production in all 50 states for any use, including flower production and CBD or other cannabinoid extraction," and "[a]llows interstate commerce for hemp and hemp-derived CBD." However, the 2018 Farm Bill to which you appear to be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hempderived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.

Response: The 2018 Farm Bill explicitly preserved FDA’s authorities over hemp products. Therefore, hemp products must meet any applicable FDA requirements and standards, just like any other FDA-regulated product. For example, FDA’s existing authorities over foods, dietary supplements, human and veterinary drugs, and cosmetics apply to hemp products to the extent such hemp products fall within those categories. These safeguards help ensure that Americans have access to safe and accurately labeled hemp products, and, in the case of drugs, that patients can depend on the effectiveness of these products.

With the above reference all of Perk International products that contain CBD are manufactured by pharmacies and abide by all of the necessary guidelines set by the FDA. Please see amended Form 10

4. We note your amended disclosure that the default of loans payable discussed in Note 4 to your financial statements “have been in default from the past management and don’t bring any risks to the potential success of the business.” Please revise your disclosure to explain why you believe these loans do not bring any risks to the potential success of the business and why such loans are not material to an investor. Alternatively, please expand this disclosure to discuss the risks to your business associated with your default on these loans. In this regard, please disclose whether the Company plans on repaying any of the loans that are in default. If so, please discuss the material terms of such repayment. Please also revise your Management's Discussion & Analysis section to briefly include such discussions.

Response: The current loans that are in default don’t bring any risks to the business. These loans were part of the past management, and we don’t have any back up on who the debts are owed to. Current management will follow the Nevada rule on delinquent debt.

Please see Nevada rule: In Nevada, the statute of limitations for suing to collect oral contract debt is four years and six years for written contracts. Nevada law states that the clock on the statute of limitations starts on the date of the last transaction, the last item charged, or the last credit given. Please Amended Form 10.

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Risks Related to the Market for our Stock

The OTC and share value, page 6

5. We note your response to our prior comment 5 and your amended disclosure. Based on your references to the OTC Marketplace, it is unclear which tier of the OTC Marketplace your securities are currently quoted on (i.e., OTCQX, OTCQB, or OTC Pink). Please also clarify whether you will seek to have your securities quoted on the OTCBB Marketplace. Additionally, note that the OTC Pink Marketplace does not have a relationship or

Response: Perk International is currently trading on the OTC Pink Marketplace tier, and the OTC Pink does not have a connection with the OTCBB in the context of disclosure relating to any of the OTC marketplace. See amended Form 10

Certain Relationships and Related Transactions, and Director Independence, page 12

6. We note your response to prior comment 8, but it does not appear that you have revised your prospectus in this section in response to our comment. We reissue the comment. In Note 6 of the Company’s financial statements, you disclose that “[a]s of May 31, 2020 and 2019, the Company had a payable to a related party for $22,790 and $22,790, respectively, which is unsecured and due on demand.” We also note a related party transaction in Note 7 to your financial statements. Please revise your related party disclosure to account for these related party transactions. Please refer to Items 404(a) and 404(d)(1) of Regulation S-K.

Response: We are a party to certain related party transactions, as described below. Our policy is that all related party transactions will be reviewed and approved by our board of directors prior to our entering into any related party transactions.

As of May 31, 2020, and 2019, the Company had a payable to a related party for $22,790 and $22,790, respectively, which is unsecured and due on demand.

In March 2019, the Company issued 125,000,000 shares of common stock to Marcus Southworth. The shares were valued at $0.008, the closing stock price on the date of grant, for total non-cash of $1,000,000. See amended Form 10

Directors and Executive Officers, page 12

7. We note your disclosures in response to our prior comment 7 and reissue the comment in part. Please revise your disclosure to clearly describe the business experience during the past five years of Mr. Grist, including his principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In particular, discuss his involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360. Refer to Item 401(e)(1) of Regulation S-K. Further, we note that you have not removed the disclosure, which provides that you “have not disclosed material facts regarding the prior performance of Mr. Grist in this Form 10 or the market conditions relating to such performance.” Please revise your disclosure to include relevant material facts and remove this statement.

Response: Global CPG and Direct selling industry executive with progressive international leadership and general management experience across North America. Proven transformational leader, strategic thinker, and change agent with a track record of creating shareholder value through profitable growth, brand development, performance improvement and team building. Significant experience in the areas of P&L management, organizational design, consumer marketing, commercial capability enhancement, supply chain, talent development, and bringing cross-functional work groups together with a common goal to produce outstanding results.

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Core Competencies:

✓ Motivational, influential leader by example with success in leading organizations through successful transformation and growth. Proven ability to recruit, mentor, and promote sales, marketing, HR, operations, quality, R&D, and executive staff members, instilling a culture of collaboration and customer focus.

✓ Recognized by peers and customers for integrity, professionalism, and expertise in identifying ways to maximize profit margins and revenue growth, a proven track record in identifying and capitalizing on opportunities to increase revenue growth, launch new products, and expand market reach.

✓ Demonstrated track record of driving profitable growth, collaborating with cross-functional operations, finance, R&D, culinary, and brand management teams.

✓ Strong analytical and financial acumen, tracking key performance indicators and identifying trends; full P&L accountability for multi-million-dollar divisions. Versed in creation and execution of aggressive business plans, budget and strategy.

✓ Ability to make tough decisions based on facts and business experience See amended Form 10

Recent Sales of Unregistered Securities, page 13

8. We note your revisions to prior comment 9 and reissue the comment in part. Please revise your "Item 10. Recent Sales of Unregistered Securities" disclosure to include Mr. Southworth's $1,000,000 in non-cash compensation.

Response: In March 2019, the Company issued 125,000,000 shares of common stock to Marcus Southworth. The shares were valued at $0.008, the closing stock price on the date of grant, for total non-cash of $1,000,000. See amended Form 10

Sincerely,

/s/ Nelson Grist

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